Date: 2 8 JUN 2018

Board of Directors
US VR GLOBAL.COM INC
Lot A-2-10 Galeria Hartamas
Kuala Lumpur 50480
Malaysia

Re: Resignation from Chairman, Chief Executive Officer and Director Position

To the Board of Directors:

I hereby resign as the chairman, chief executive officer and a member of the Board of Directors of US VR Global.com Inc. (the "Company"), effective as of the date set forth above.

My resignation is not the result of any disagreement with the Company on any matter relating to its operation, policies (including accounting or financial policies) or practices but due to personal commitments.

Sincerely,

____

Ramelle Ashram Bin Ramli